Exhibit 99.2

ALAMOS GOLD INC.

SECOND QUARTER 2015 REPORT

June 30, 2015

(Based on International Financial Reporting Standards (“IFRS”) and stated in thousands of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

•	Consolidated Statements of Financial Position

•	Consolidated Statements of Comprehensive Income

•	Consolidated Statements of Changes in Equity

•	Consolidated Statements of Cash Flows

•	Notes to Condensed Interim Consolidated Financial Statements

Notice of no auditor review of interim consolidated financial statements

National instrument 51-102, Part 4, subsection 4.3(3)(a), requires that if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating the financial statements have not been reviewed by an auditor.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by CPA Canada for a review of interim financial statements by an entity’s auditors.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Board of Directors.

SECOND QUARTER REPORT 2015

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited - stated in thousands of United States dollars)

	2015	2014
ASSETS
Current Assets
Cash and cash equivalents	$249,067	$353,293
Short-term investments	—	4,792
Available-for-sale securities (note 4)	79,154	2,201
Amounts receivable (note 4)	18,444	8,950
Income taxes receivable (note 4)	15,792	15,534
Advances and prepaid expenses	6,047	4,750
Inventory (note 5)	55,445	55,358

Total Current Assets	423,949	444,878

Non-Current Assets
Other non-current assets (note 5)	6,809	5,861
Exploration and evaluation assets (note 6)	222,870	220,132
Mineral property, plant and equipment (note 7)	220,552	208,640

Total Assets	$874,180	$879,511

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$42,222	$33,389

Total Current Liabilities	42,222	33,389

Non-Current Liabilities
Deferred income taxes	43,815	39,815
Decommissioning liability (note 9)	22,646	22,302
Other liabilities	411	671

Total Liabilities	109,094	96,177

EQUITY
Share capital (note 10a)	$509,314	$509,068
Warrants	21,667	21,667
Contributed surplus	27,458	26,202
Accumulated other comprehensive loss	(4,822)	(841)
Retained earnings	211,469	227,238

Total Equity	765,086	783,334

Total Liabilities and Equity	$874,180	$879,511

Commitments and Contingencies (note 12)
Subsequent events (note 13)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

For the three and six-month periods ended June 30, 2015 and 2014

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended		For the six-month periods ended
	2015	2014	2015	2014
OPERATING REVENUES	$44,007	$43,843	$88,735	$85,353

MINE OPERATING COSTS
Mining and processing	29,319	20,256	55,935	37,802
Royalties (note 12a)	2,312	2,315	5,133	4,620
Amortization	8,652	9,738	17,605	21,122

	40,283	32,309	78,673	63,544

EARNINGS FROM MINE OPERATIONS	3,724	11,534	10,062	21,809

EXPENSES
Exploration	1,657	1,465	3,389	2,900
Corporate and administrative	3,887	4,350	7,324	8,434
Share-based compensation (notes 10 d, e, f)	1,170	1,784	2,288	1,000

	6,714	7,599	13,001	12,334

(LOSS)/EARNINGS FROM OPERATIONS	(2,990)	3,935	(2,939)	9,475

OTHER (EXPENSES)/INCOME
Finance income	474	788	1,080	1,507
Financing expense	(366)	(352)	(727)	(698)
Foreign exchange (loss)/gain	(1,390)	350	(3,157)	40
Other loss (notes 7, 13)	(7,935)	(231)	(1,472)	(1,113)

(LOSS)/EARNINGS BEFORE INCOME TAXES	(12,207)	4,490	(7,215)	9,211

INCOME TAXES
Current tax recovery/(expense)	1,744	(3,207)	(733)	(2,982)
Deferred tax expense	(3,700)	(550)	(4,000)	(2,750)

(LOSS)/EARNINGS	($14,163)	$733	($11,948)	$3,479

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
- Unrealized loss on securities	(4,282)	(58)	(4,428)	(557)
- Unrealized loss on derivative contracts	(30)	—	(180)	—
- Reclassification of realized losses on available-for-sale securities included in earnings	—	—	627	—

COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD	($18,475)	$675	($15,929)	$2,922

(LOSS)/EARNINGS PER SHARE FOR THE PERIOD (note 10 g)
- basic	($0.11)	$0.01	($0.09)	$0.03
- diluted	($0.11)	$0.01	($0.09)	$0.03

Weighted average number of common shares outstanding
- basic	127,371,000	127,357,000	127,364,000	127,420,000
- diluted	127,371,000	127,359,000	127,364,000	127,428,000

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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ALAMOS GOLD INC.

Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2015 and 2014

(Unaudited - stated in thousands of United States dollars)

	Number of shares outstanding	Share capital	Warrants	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2014	127,708,986	$510,473	$21,667	$24,236	($1,093)	$256,664	$811,947
Share-based compensation	—	—	—	840	—	—	840
Shares repurchased and cancelled	(351,500)	(1,405)	—	—	—	(1,828)	(3,233)
Dividends	—	—	—	—	—	(12,736)	(12,736)
Earnings	—	—	—	—	—	3,479	3,479
Other comprehensive loss (tax impact; nil)	—	—	—	—	(557)	—	(557)

Balance at June 30, 2014	127,357,486	$509,068	$21,667	$25,076	($1,650)	$245,579	$799,740

	Number of shares outstanding	Share capital	Warrants	Contributed surplus	Accumulated other comprehensive Income/(loss)	Retained earnings	Total Equity
Balance at January 1, 2015	127,357,486	$509,068	$21,667	$26,202	($841)	$227,238	$783,334
Share-based compensation	—	—	—	1,256	—	—	1,256
Dividends	38,616	246	—	—	—	(3,821)	(3,575)
Earnings	—	—	—	—	—	(11,948)	(11,948)
Other comprehensive income (tax impact; nil)	—	—	—	—	(3,981)	—	(3,981)

Balance at June 30, 2015	127,396,102	$509,314	$21,667	$27,458	($4,822)	$211,469	$765,086

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

For the three and six-month periods ended June 30, 2015 and 2014

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended		For the six-month periods ended
	2015	2014	2015	2014
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
(Loss)/Earnings for the period	($14,163)	$733	($11,948)	$3,479
Adjustments for items not involving cash:
Amortization	8,652	9,738	17,605	21,122
Financing expense	366	352	727	698
Unrealized foreign exchange loss	354	(408)	1,650	2
Deferred tax expense	3,700	550	4,000	2,750
Share-based compensation	1,170	1,784	2,288	1,000
Gain on disposal of mineral property, plant and equipment	—	—	(6,975)	—
Other	(13)	463	78	102
Changes in non-cash working capital:
Fair value of forward contracts	30	(16)	180	40
Amounts receivable	(8,068)	(6,929)	(10,620)	(9,238)
Inventory	(1,422)	(5,817)	(2,123)	(11,056)
Advances and prepaid expenses	(1,602)	2,444	(1,297)	4,002
Accounts payable and accrued liabilities, and income taxes payable	9,107	6,804	6,972	4,063

	(1,889)	9,698	537	16,964

INVESTING ACTIVITIES
(Purchases)/Sales of securities	(83,280)	—	(81,025)	835
Short-term investments (net)	—	9,864	4,792	7,792
Contractor advances	—	—	—	(1,100)
Proceeds on sale of mineral property, plant and equipment	440	—	7,900	—
Exploration and evaluation assets	(1,332)	(1,430)	(2,738)	(2,770)
Mineral property, plant and equipment	(12,348)	(13,331)	(28,427)	(22,935)

	(96,520)	(4,897)	(99,498)	(18,178)

FINANCING ACTIVITIES
Shares repurchased and cancelled	—	—	—	(3,233)
Dividends paid	(3,575)	(12,736)	(3,575)	(12,736)

	(3,575)	(12,736)	(3,575)	(15,969)

Effect of exchange rates on cash and cash equivalents	(390)	365	(1,690)	(10)

Net decrease in cash and cash equivalents	(102,374)	(7,570)	(104,226)	(17,193)
Cash and cash equivalents - beginning of year	351,441	400,040	353,293	409,663

CASH AND CASH EQUIVALENTS - END OF PERIOD	$249,067	$392,470	$249,067	$392,470

Supplemental information:
Interest paid	$—	$—	$—	$—
Interest received	$464	$769	$1,053	$1,470
Income taxes paid	$—	$—	$—	$—

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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SECOND QUARTER REPORT 2015

ALAMOS GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

June 30, 2015 and 2014

(Unaudited - stated in United States dollars, unless otherwise indicated)

1.	NATURE OF OPERATIONS

Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Mulatos mine and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico, which includes several known satellite gold occurrences. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects in Turkey. In 2013, the Company acquired the Esperanza Gold Project in the state of Morelos, Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain Gold Project in Oregon, USA.

See note 13 for a description of the Merger with AuRico Gold Inc.; as a result of the Merger, the Company ceased to be a reporting issuer on July 2, 2015.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and as such do not contain all disclosures required for annual financial statements.

The policies applied in these condensed interim consolidated financial statements are consistent with the policies disclosed in Notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2014. These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2014.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 11, 2015.

3.	FUTURE ACCOUNTING POLICY CHANGES ISSUED BUT NOT YET IN EFFECT

The following are new pronouncements approved by the IASB. The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. On July 24, 2014, the IASB issued the final version of IFRS 9 with an effective adoption date of January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

(ii) IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014, which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

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SECOND QUARTER REPORT 2015

IFRS 15 is effective for annual periods beginning on or after December 15, 2017. The Company has commenced a review process to determine the impact of adopting this standard on its consolidated financial statements.

(iii) IAS 16 Property, Plant and Equipment (IAS 16) and IAS 38, Intangibles (IAS 38) were issued in May 2014 and prohibit the use of revenue-based depreciation methods for property, plant and equipment and limits the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The Company does not expect that the adoption of these amendments will have a material impact on its consolidated financial statements.

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial Assets and Liabilities

The carrying values of the Company’s financial instruments are classified into the following categories:

	June 30, 2015	December 31, 2014
	($000)	($000)
Fair value through profit or loss (“FVTPL”) (1)	249,067	358,085
Available-for-sale securities (2)	79,154	2,201
Loans and receivables (3)	34,236	24,484
Derivative contracts designated as FVTPL(4)	—	—
Derivative contracts designated as effective hedges (5)	(405)	(225)
Other financial liabilities (6)	(41,894)	(33,266)

(1)	Includes cash of $232.4 million (December 31, 2014 - $209.3 million), cash equivalents of $16.7 million (December 31, 2014 – $143.9 million) and nil short-term investments (December 31, 2014 – $4.8 million).
(2)	Includes the Company’s investment in the common shares of publicly traded entities including a private placement in AuRico Gold Inc. (note 13).
(3)	Includes amounts receivable and income tax receivable.
(4)	Includes the Company’s foreign currency forward contracts and gold forward contracts which, for accounting purposes, are not designated as effective hedges. These are classified within accounts payable and accrued liabilities in the consolidated balance sheet.
(5)	Includes the Company’s foreign currency collar contracts which are designated as effective hedges for accounting purposes which are recorded in accounts payable and accrued liabilities.
(6)	Includes all other accounts payable and accrued liabilities, income taxes payable, and certain other liabilities.

For all financial assets and liabilities listed above, fair value approximates carrying value as at June 30, 2015 and December 31, 2014.

b)	Derivative Financial Instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. As at June 30, 2015, the Company had no outstanding gold forward contracts. The mark-to-market loss associated with outstanding gold forward contracts as at December 31, 2014 was nominal.

At June 30, 2015, the Company had an outstanding contract to deliver $5 million Canadian dollars (“CAD”) in exchange for a fixed amount of USD on July 2, 2015, at a rate of CAD:USD 1.25:1. The mark-to-market gain associated with these contracts as at June 30, 2015 was nominal (December 31, 2014 – nominal).

The Company has entered into foreign exchange collar contracts to hedge a portion of its Mexican peso denominated operating expenditures. The Company has entered into contracts totaling $24 million as at June 30, 2015, with scheduled expiries

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SECOND QUARTER REPORT 2015

monthly throughout 2015. The mark-to-market loss associated with these contracts as at June 30, 2015 was $0.4 million (December 31, 2014 - $0.2 million). The transactions have been designated as effective hedges, with changes in fair value recorded in other comprehensive income (loss).

5.	INVENTORY

	June 30, 2015	December 31, 2014
	($000)	($000)
Precious metals dore and refined precious metals	10,262	10,680
In-process precious metals	26,948	27,064
Ore in stockpiles	6,809	5,861
Parts and supplies	18,235	17,614

	62,254	61,219
Less: Non-current portion	(6,809)	(5,861)

	$55,445	$55,358

The carrying value of inventory is calculated using weighted average cost. The amount of inventory charged to operations as mining and processing costs during the three and six-month period ended June 30, 2015 was $29.6 million and $56.6 million (three and six-month June 30, 2014 - $21.5 million and $38.3 million). The amount of inventory charged to operations as amortization in the three and six-month period ended June 30, 2015 was $6.1 million and $12.1 million (three and six-month June 30, 2014 - $7.9 million and $14.9 million).

6.	EXPLORATION AND EVALUATION ASSETS

The Company classifies the Aği Daği, Kirazlı, and Çamyurt Projects in Turkey, the Esperanza Gold Project in Mexico, and the Quartz Mountain Project in Oregon as exploration and evaluation assets. Exploration and evaluation assets are not subject to amortization.

The following is a continuity of the Company’s exploration and evaluation assets for the six-month period ended June 30, 2015.

	Mexico	Turkey	United States	Total
	($000)	($000)	($000)	($000)

Cost as at January 1, 2014	63,633	$145,090	5,664	$214,387
Additions	4,054	1,691	—	5,745

Cost as at December 31, 2014	$67,687	$146,781	$5,664	$220,132
Additions	1,712	1,026	—	2,738

Cost as at June 30, 2015	$69,399	$147,807	$5,664	$222,870

7.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Company owns 100% of the Salamandra group of concessions in Mexico. Included within the Salamandra group of concessions is the Mulatos mine which began operations in 2005.

The majority of the Company’s property, plant and equipment in operations is amortized on a units-of-production basis over the remaining recoverable proven and probable mineral reserves. Certain mining and office equipment is amortized on a straight line basis over periods ranging from two to five years.

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SECOND QUARTER REPORT 2015

The following is a continuity of the Company’s mineral property, plant and equipment for the six-month period ended June 30, 2015.

	Mining plant and equipment	Office and computer equipment	Construction in progress	Subtotal	Mineral property and deferred development	Total
	($000)	($000)	($000)	($000)	($000)	($000)
Cost as at January 1, 2015	$227,463	$6,965	$5,435	$239,863	$212,351	$452,214
Additions	12,794	443	973	14,210	12,786	26,996

Cost as at June 30, 2015	$240,257	$7,408	$6,408	$254,073	$225,137	$479,210

Accumulated amortization and impairment as at January 1, 2015	$126,526	$3,869	$—	$130,395	$113,179	$243,574
Amortization expense	8,599	537	—	9,136	5,948	15,084

Accumulated amortization and impairment as at June 30, 2015	$135,125	$4,406	$—	$139,531	$119,127	$258,658

Net book value as at June 30, 2015	$105,132	$3,002	$6,408	$114,542	$106,010	$220,552

Net book value as at December 31, 2014	$100,937	$3,096	$5,435	$109,468	$99,172	$208,640

During the six-month period, the Company sold a non-core portion of the Salamandra group of concessions for $7 million and a 2% net smelter royalty on the concessions. The transaction resulted in a gain of $7 million which is recorded in Other Loss.

8.	DIVIDENDS

Six months ended
June 30, 2015
($000)

Declared and paid	3,821

$3,821
Weighted average number of common shares outstanding	127,364,000
Dividend per share	$0.03

9.	DECOMMISSIONING LIABILITY

A decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the discounted value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

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SECOND QUARTER REPORT 2015

A continuity of the decommissioning liability is as follows:

Six months ended
June 30, 2015
($000)

Obligations at beginning of period	22,302
Payments made against the liability	(381)
Accretion of discounted cash flows	725

Obligations at end of period	$22,646

10.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of Shares	Amount
		($000)
Outstanding at December 31, 2014 and March 31, 2015	127,357,486	$509,068
Shares issued through dividend reinvestment plan	38,616	246

Outstanding at June 30, 2015	127,396,102	$509,314

b)	Stock options

The Company has a stock option plan (the “Plan”), originally approved by the Board of Directors (the “Board”) on April 17, 2003, and amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, June 2, 2010 and May 31, 2012, which allows the Company to grant incentive stock options to officers of the Company. Under the Plan, the number of shares reserved for issuance cannot exceed 7% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant. The plan is subject to shareholder approval and ratification every three years.

Stock options granted under the Plan are exercisable for a five-year period. Incentive stock options granted vest 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

The following is a continuity of the changes in the number of stock options outstanding for the six-month period ended June 30, 2015:

	Number	Weighted average exercise price ($CAD)
Outstanding at December 31, 2014	4,741,300	$14.04
Granted	997,400	7.50
Forfeited	(1,650,000)	14.81

Outstanding at June 30, 2015	4,088,700	$12.14

There were no stock options exercised in the three-month periods ended June 30, 2015 and June 30, 2014.

For the six-month period ended June 30, 2015, the Company granted 997,400 incentive stock options at an exercise price of CAD$7.50, compared to 835,000 stock options granted in the six-month period ended June 30, 2014.

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The fair value of stock options granted was estimated using the Black-Scholes option pricing model, applying the following assumptions:

For options granted in the six-month period ended:	June 30, 2015	June 30, 2014
Weighted average share price at grant date ($CAD)	$7.50	$9.17
Risk-free rate	0.46% - 0.57%	1.05% - 1.44%
Expected dividend yield	1.0%	2.3%
Expected stock price volatility (based on historical volatility)	42% - 45%	43%
Expected life, based on terms of the grants (months)	30-60	30-60
Weighted average per share fair value of stock options granted ($CAD)	$2.29	$2.57

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at June 30, 2015, 2,143,526 stock options were exercisable. The remaining 1,945,174 outstanding stock options vest over the following three years.

Stock options outstanding and exercisable as at June 30, 2015:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)
$6.01 - $9.00	997,400	7.50	4.66	—	—
$9.01 - $12.00	770,000	9.17	3.91	256,664	9.17
$12.01 - $15.00	1,018,000	14.24	0.87	1,018,000	14.24
$15.01 - $18.00	1,303,300	15.80	2.42	868,862	15.80

	4,088,700	$12.14	2.86	2,143,526	$14.27

e)	Stock Appreciation Rights (“SARs”)

In 2011, the Company’s Board approved a cash-settled stock appreciation rights plan (“SARs Plan”) to grant incentive SARs to its directors, officers, employees and consultants. Under the SARs Plan, the number of units reserved for issuance cannot exceed 8% of the total number of common shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

SARs granted to directors, officers, employees and certain consultants under the SARs Plan are exercisable for a five-year period. SARS granted vest 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

SARs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income. As at June 30, 2015, the SARs liability was $0.9 million compared to $0.6 million at December 31, 2014. The SARs liability is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

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The following is a continuity of the changes in the number of SARs outstanding for the six-month period ended June 30, 2015:

	Number	Weighted average exercise price ($CAD)
Outstanding at December 31, 2014	2,057,557	$14.20
Granted	754,100	7.59
Forfeited	(120,712)	16.98

Outstanding at June 30, 2015	2,690,945	$12.22

The fair value of SARs granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For SARS granted in the six-month period ended:	June 30, 2015	June 30, 2014
Weighted average share price at grant date ($CAD)	$7.59	$9.26
Risk-free rate	0.46% - 0.57%	1.02% - 1.44%
Expected dividend yield	1.00%	1.9% - 2.3%
Expected stock price volatility (based on historical volatility)	42% - 45%	41% - 44%
Expected life, based on terms of the grants (months)	30-60	30-60
Weighted average per share fair value of SARs granted ($CAD)	$2.29	$2.61

Stock appreciation rights outstanding and exercisable as at June 30, 2015:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of SARs	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of SARs	Weighted average exercise price ($CAD)
$7.00 - $10.00	1,319,811	8.25	4.38	158,015	9.18
$10.01 - $13.00	207,500	12.47	2.94	124,998	12.60
$13.01 - $16.00	500,634	15.26	3.03	283,574	15.15
$16.01 - $19.00	428,000	17.00	1.98	322,661	17.01
$19.01 - $22.00	235,000	19.11	2.25	156,662	19.11

	2,690,945	$12.22	3.45	1,045,910	$15.11

f)	Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

In 2013, the Company’s Board approved a cash-settled RSU plan available to its officers, employees and consultants, and a DSU plan available to its directors. Under the RSU plan, each RSU has a value equivalent to one common share of the Company. RSUs vest on December 31 of the year of the third anniversary of the grant and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to share-based compensation expense. Compensation expense for RSUs incorporate an estimate for expected forfeitures.

During the six-month period ended June 30, 2015, the Company granted 526,300 RSUs. As at June 30, 2015, there are 1,199,320 RSUs outstanding, with a corresponding liability of $1.9 million, which is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

12	Alamos Gold Inc.

SECOND QUARTER REPORT 2015

Under the DSU plan, Directors can elect to receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Directors must receive fifty percent of their annual retainer in the form of DSUs until such time that the minimum share ownership requirements have been met. Each DSU has the same value as one common share of the Company. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

During the six-month period ended June 30, 2015, the Company granted 67,186 DSUs. As at June 30, 2015, there are 160,212 DSUs outstanding, with a corresponding liability of $0.9 million, which is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

g)	(Loss)/Earnings per share

Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents.

	For the six months period ended
	June 30, 2015	June 30, 2014
(Loss)/Earnings for the period (000)	($11,948)	$3,479
Weighted average number of common shares outstanding	127,364,000	127,420,000

Basic (loss)/earnings per share for the period	($0.09)	$0.03

Dilutive effect of stock options outstanding	—	8,000
Dilutive effect of share purchase warrants	—	—

	—	8,000
Diluted weighted average number of common shares outstanding	127,364,000	127,428,000

Diluted (loss)/earnings per share for the period	($0.09)	$0.03

11.	SEGMENTED REPORTING

The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in three geographic areas: Canada, United States of America, Mexico and Turkey.

As at	June 30, 2015			December 31, 2014
	Non-current Assets	Assets	Liabilities	Non-current Assets	Assets	Liabilities
	($000)	($000)	($000)	($000)	($000)	($000)
Mexico	295,804	424,632	95,175	281,105	414,225	91,206
Turkey	148,034	149,842	196	147,073	151,013	401
Canada	705	293,823	13,622	791	308,514	4,348
United States	5,688	5,883	101	5,664	5,759	222

Total	$450,231	$874,180	$109,094	$434,633	$879,511	$96,177

13	Alamos Gold Inc.

SECOND QUARTER REPORT 2015

	Six months ended		Six months ended
	June 30, 2015		June 30, 2014
	Revenues	Earnings (loss)	Revenues	Earnings (loss)
	($000)	($000)	($000)	($000)
Mexico	88,735	8,942	85,353	11,213
Turkey	—	(980)	—	(1,091)
Canada	—	(18,133)	—	(6,425)
United States	—	(1,777)	—	(218)

Total	$88,735	($11,948)	$85,353	$3,479

12.	COMMITMENTS AND CONTINGENCIES

a)	Royalty

Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable to Royal Gold at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs (the “Royal Gold royalty”). The Royal Gold royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. Production to a maximum of two million ounces of gold is subject to the Royal Gold royalty. As at June 30, 2015, the royalty was paid or accrued on approximately 1.4 million ounces of applicable gold production. Royalty expense related to the Royal Gold royalty was $4.8 million for the six-month period ended June 30, 2015 (June 30, 2014: $4.3 million). In addition, royalty expense includes the 0.5% Extraordinary Mining Duty, which totaled $0.6 million for the six-month period ended June 30, 2015.

A third party has a 2% Net Smelter Return Royalty on production from the Company’s Ağı Dağı project. The Company has not recorded an accrual for this royalty at June 30, 2015 as the project is not in production. The Company is also subject to 2% state royalty on production in Turkey, subject to certain deductions.

In addition, a third party has a 3% Net Smelter Royalty on production from the Company’s Esperanza Gold Project. The Company has not recorded an accrual for this royalty at June 30, 2015, as the project is not in production.

b)	Mulatos Town Relocation

The Company enters into temporary occupation agreements with the Ejido and non-Ejido members in Mexico and is also in negotiations with Ejido and non-Ejido members to relocate the existing community of Mulatos, and to acquire additional surface rights. Negotiations with the Ejido can be challenging and uncertain. There are financial and other considerations associated with the negotiating process, and failure to reach agreement could result in significant downtime and associated costs, or suspension of operations and loss of production.

The Company commenced the planned relocation of the town of Mulatos in 2007 and relocation contracts were signed with over half of the families residing in Mulatos at that time. Property owners and possessors were offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the Mulatos relocation effort in 2007, the Company has invested approximately $7.5 million in property acquisition, relocation benefits, legal, and related costs. In addition, the Company has recognized a liability of $0.1 million representing the discounted value of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at June 30, 2015. The discounted value of the liability was capitalized to mineral property, plant and equipment.

During 2008, the Company, through its wholly-owned subsidiary, Minas de Oro Nacional SA de CV (“MON”), entered into a land purchase agreement with the Mulatos Ejido, the local landowners. In 2010, the Ejido filed with the Unitary Agrarian Court an action to nullify the 2008 Surface Rights Agreement. On June 13, 2012, the Agrarian Court resolved the judicial claim in favor of MON by dismissing the action and discharging all of the defendants named in the lawsuit, including MON.

14	Alamos Gold Inc.

SECOND QUARTER REPORT 2015

On March 1, 2014, MON entered into an amendment agreement with the Ejido (the “2014 Amendment Agreement”) to formally resolve all the remaining disputes between the parties relating to previous Surface Rights Agreements. In April 2014, certain Ejido members filed a lawsuit requesting access to the 2014 Amendment Agreement for the purposes of potentially challenging the land allocation approved by the March 1, 2014 Ejido meeting. The Company expects to obtain a positive resolution to claims challenging the 2014 Amendment Agreement. As part of the 2014 Amendment Agreement, the Company has accrued $2.8 million (based on current exchange rates), which will be paid upon positive resolution of the legal challenge to the 2014 Amendment Agreement.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

13.	SUBSEQUENT EVENT

Merger with AuRico Gold Inc.

On July 2, 2015, the Company completed a Merger with AuRico Gold Inc. (“AuRico”) pursuant to which the Company and AuRico combined by way of a statutory arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) to form a company continuing under the name of Alamos Gold Inc. (“Alamos”). AuRico is a Canadian gold producer with mines and projects in North America, including the Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico.

The Company determined that the Merger was a business combination in accordance with the definition in IFRS 3, Business combinations, and as such has accounted for it in accordance with this standard, with AuRico being the accounting acquirer on the acquisition date of July 2, 2015. As a result, the Company ceased to be a reporting issuer upon closing of the Arrangement on July 2, 2015.

In connection with the Merger, on April 10, 2015 the Company subscribed for approximately 27.9 million common shares of AuRico on a private placement basis, which were classified as available-for-sale securities as at June 30, 2015 with a fair value of $79.1 million. The common shares held by the Company were repurchased and cancelled upon closing of the transaction on July 2, 2015.

The Arrangement included the following:

a.	The exchange of common shares of the Company for AuRico common shares based on an exchange ratio of 1.9818 and cash of $0.0001;

b.	The amalgamation of the Company and AuRico, forming the resulting company, Alamos;

c.	The formation of a new spin-off company named AuRico Metals Inc. (“AuRico Metals”), a public company listed on the TSX, to hold certain assets as described in more detail below.

d.	The reorganization of the capital of Alamos into Class A common shares, and the distribution of common shares of AuRico Metals to former holders of AuRico common shares and holders of the Company’s common shares.

Upon completion of the Arrangement, holders of the Company’s common shares had received 1 Class A common share of Alamos and $0.0001 in cash for each common share held.

Under the Arrangement, all options and stock appreciation rights of the Company were replaced and converted to awards of Alamos, and warrants, restricted share units and deferred share units of the Company were exchanged for awards of Alamos.

In addition, in accordance with the Arrangement, AuRico Metals, AuRico and Alamos entered into a contribution agreement, whereby AuRico Metals will hold AuRico’s Kemess Project, a new 1.5% net smelter return royalty on AuRico’s Young-Davidson mine, AuRico’s Fosterville, and Stawell net smelter return royalties, and cash in an amount equal to $20 million.

Upon completion of the Arrangement, Alamos owned 4.9% of AuRico Metals, and the remaining 95.1% of AuRico Metals shares were distributed to holders of Class A common shares pro rata to their holdings of Class A common shares.

15	Alamos Gold Inc.

SECOND QUARTER REPORT 2015

In connection with the Merger, the Company incurred transaction costs of approximately $9.0 million for the period ended June 30, 2015, which is included in other loss in the Consolidated Statement of Comprehensive Income.

16	Alamos Gold Inc.